Filed Pursuant to Rule 424(b)(3)
Registration No. 333-208751
RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 6 DATED JANUARY 3, 2019
TO THE PROSPECTUS DATED APRIL 16, 2018

This document supplements, and should be read in conjunction with, our prospectus dated April 16, 2018, as supplemented by Supplement No. 1 dated October 16, 2018, Supplement No. 2 dated November 1, 2018, Supplement No. 3 dated November 16, 2018, Supplement No. 4 dated December 3, 2018 and Supplemental No. 5 dated December 13, 2018. Unless otherwise defined herein, capitalized terms shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	our acquisition of a property in Chicago, IL;

•	our daily net asset value per share for our Class A, Class I and Class T shares for the month of December 2018;

•	the distribution declared by our board of directors for our Class A, Class I and Class T shares for the first quarter of 2019; and

•	the limit on redemptions pursuant to our share redemption plan for the first quarter of 2019.

Acquisition of a Property in Chicago, IL

On December 31, 2018, we, through a wholly-owned subsidiary, acquired a fee-simple interest in a grocery-anchored retail shopping center comprised of two retail buildings and one ground-leased building located in Chicago, Illinois, which we refer to as Elston Plaza, from an unaffiliated seller for a purchase price of approximately $28,350,000 in cash, exclusive of closing costs.

Description of the Property

Elston Plaza’s two Class A retail buildings include a strip-style building containing 27,673 square feet currently leased to seven tenants, and a separate building containing 60,273 square feet leased to three tenants, one of which is Jewel-Osco, a major grocer in the area. In addition, Elston Plaza has a ground-leased interest in a freestanding bank branch containing 4,860 square feet leased to Chase Bank. Elston Plaza is located in the Avondale neighborhood of Chicago, Illinois, and is situated in an urban, in-fill location at the highly trafficked six-way intersection of West Addison, North Elston and North Kedzie Avenues where approximately 61,000 cars pass in front of the plaza on a daily basis.

Elston Plaza has an occupancy rate of 95% and an average effective annual rental per square foot rate of $17.95 as of the closing. There are 11 tenants in place occupying 88,611 square feet and two vacant shop spaces totaling 4,195 square feet. Information about Elston Plaza’s largest tenants is set forth in the table below:

Tenant	Type of Business	% of Net Rentable Area(5)	Type of Lease	Lease Commencement Date	Lease Expiration Date	Annual Base Rent
Jewel-Osco(1)	Grocer	59%	Triple Net	May 1983	Sept. 2023	$10.17
O'Reilly Auto Parts(2)	Auto Parts Retailer	11%	Triple Net	May 1996	May 2021	$24.20
ATI Physical Therapy(3)	Physical Therapy Services	6%	Triple Net	Nov. 2006	Oct. 2021	$31.58(6)
J.P. Morgan Chase Bank, N.A.(4)	Financial Services	5%	Triple Net	May 2009	May 2039	$58.85(7)

(1)
Jewel-Osco is a regional grocery store chain owned by Albertston’s, the largest grocery chain in North America. Jewel-Osco has four five-year options at fixed contractual rates of $10.88 per square foot, $11.64 per square foot, $12.45 per square foot and $13.32 per square foot, respectively. Renewal options may be exercised by written notice within six months prior to the expiration of the then-existing term.

(2)
O’Reilly Auto Parts is a publicly traded (NASDAQ: ORLY) auto parts retailer. O’Reilly Auto Parts has one five-year option at a fixed contractual rate of $25.00 per square foot. The renewal option may be exercised by written notice within six months prior to the expiration of the current term.

(3)	ATI Physical Therapy is a privately owned provider of physical therapy and rehabilitation services across the United States.

(4)
J.P. Morgan Chase Bank, N.A., doing business as Chase Bank, is a publicly traded (NYSE: JPM) national bank that constitutes the consumer and commercial banking subsidiary of the U.S. multinational banking and financial services holding company, JPMorgan Chase & Co. Chase Bank has four five-year options at fixed contractual rates of $94.77 per square foot, $104.25 per square foot, $114.68 per square foot and $126.15 per square foot, respectively. Renewal options may be exercised by written notice within six months prior to the expiration of the then-existing term.

(5)	Refers to each tenant’s square footage as a percent of the property’s net rentable area of 92,806 square feet, including the ground-leased building.

(6)	Lease contains annual base rent increases.

(7)	Lease contains base rent increases of 10% every 5 years.

The average occupancy rate and annual effective rent per square foot for each of the last four years is set forth in the table below, including the ground-leased building:

	Occupancy Rate	Annual Effective Rent Per Square Foot
2018	95.9%	$17.57
2017	97.3	16.53
2016	98.0	16.54
2015	100.0	17.28

Elston Plaza’s capitalization rate at the time of acquisition was 5.3%. We calculate the capitalization rate for a real property by dividing the “net operating income” of the property by the purchase price of the property, excluding acquisition related costs. Net operating income is calculated by deducting all operating expenses of a property, including property taxes and management fees, but excluding operating expenses payable directly by tenants pursuant to net leases, debt service payments and capital expenditures, from gross operating revenues received from a property. For purposes of this calculation, net operating income is determined using the projected net operating income of the property for the 12-month period after the acquisition based on in-place leases, potential rent increases or decreases and other revenues from late fees or services, adjusted for projected vacancies, tenant concessions, if any, and charges not collected.

We have no plans for material capital improvements and we believe Elston Plaza is adequately covered by insurance and suitable for its intended purposes as a retail shopping and services facility. Elston Plaza will face competition for tenants from similarly situated retail properties in the area. For federal income tax purposes, we estimate that the depreciable basis in Elston Plaza will be approximately $12 million. We will depreciate buildings based upon an estimated useful life of 40 years. At acquisition, the estimated annual real estate taxes on Elston Plaza total approximately $818,000.

Financing of the Property

We funded the acquisition of Elston Plaza with cash on hand and a $27.0 million borrowing through our Wells Fargo line of credit. Of the $27.0 million borrowed, approximately $13.1 million is from existing borrowing capacity on previously acquired properties, while approximately $13.9 million is specific to Elston Plaza. The Wells Fargo line of credit bears interest at a variable per annum rate equal to the one-month LIBOR rate plus 1.60%, payable monthly, which equated to approximately 4.1% at the time of acquisition. With this borrowing, the property has a loan-to-cost ratio of approximately 49.0%.

Property Management

We have engaged Mid-America Asset Management, Inc. as the property manager for Elston Plaza.

Historical NAV per Share

The following table sets forth the net asset value, or NAV, per share for the Class A, Class I and Class T shares of our common stock on each business day for the month of December 2018:

Date	NAV per Class A Share	NAV per Class I Share	NAV per Class T Share
December 3, 2018	$14.06	$14.15	$14.09
December 4, 2018	$14.04	$14.13	$14.07
December 6, 2018	$14.08	$14.17	$14.11
December 7, 2018	$14.06	$14.16	$14.10
December 10, 2018	$14.06	$14.16	$14.09
December 11, 2018	$14.07	$14.16	$14.10
December 12, 2018	$14.04	$14.13	$14.07
December 13, 2018	$14.05	$14.15	$14.08
December 14, 2018	$14.05	$14.14	$14.08
December 17, 2018	$14.01	$14.10	$14.04
December 18, 2018	$14.03	$14.12	$14.05
December 19, 2018	$14.02	$14.11	$14.04
December 20, 2018	$14.01	$14.10	$14.03
December 21, 2018	$14.01	$14.09	$14.02
December 24, 2018	$13.97	$14.06	$13.99
December 26, 2018	$14.03	$14.12	$14.05
December 27, 2018	$14.04	$14.13	$14.06
December 28, 2018	$14.05	$14.13	$14.07
December 31, 2018	$14.07	$14.16	$14.10
Purchases and redemptions of shares of our common stock are made in accordance with our policies as set forth in our prospectus. Our NAV per share is posted daily on our website at www.rreefpropertytrust.com and is made available on our toll-free, automated telephone line at (855) 285-0508.

Please refer to “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for important information about how our NAV is determined. Our NAV per share, which is updated at the end of each business day, along with our prospectus, as supplemented, are available on our website.
Distribution Declaration
Our board of directors authorized and declared daily cash distributions of $0.00193545 per share for the period commencing on January 1, 2019 and ending on March 31, 2019 for each outstanding share of Class A, Class I and Class T common stock (before adjustment for any class-specific fees). The distribution will be paid monthly in arrears.
Share Redemption Plan Limit
For the quarter ended March 31, 2019, the limit for redemptions pursuant to our share redemption plan is $9,264,987.